SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                      ANNUAL REPORT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



For  the  fiscal  year  ended  December  31,  1997

Commission  file  number:  1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

               The  Dial  Corporation  Capital  Accumulation  Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               THE  DIAL  CORPORATION
               15501  NORTH  DIAL  BOULEVARD
               SCOTTSDALE,  ARIZONA  85260-1619


                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                     THE  DIAL  CORPORATION
                     CAPITAL  ACCUMULATION  PLAN

                     By      \s\ Susan  J.  Riley
                             Susan  J.  Riley
                             Senior  Vice  President  Chief Financial Officer

DATE:      June  24,  1998



















                              THE DIAL CORPORATION
                            CAPITAL ACCUMULATION PLAN


  Financial Statements for the Year Ended December 31, 1997, and for the Period
          July 31, 1996 (Date of Inception) through December 31, 1996,
                   Supplemental Schedules for the Period Ended
               December 31, 1997, and Independent Auditors' Report

THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

TABLE  OF  CONTENTS
-------------------


                                                             Page

INDEPENDENT  AUDITORS'  REPORT         			       1


FINANCIAL  STATEMENTS  AS  OF  AND  FOR  THE  YEAR
  ENDED  DECEMBER  31,  1997  AND  PERIOD  JULY  31,  1996
  (Date  of  Inception)  TO  DECEMBER  31,  1996:

     Net  Assets  Available  for  Benefits                     2

     Changes  in  Net  Assets  Available  for  Benefits        3

     Notes  to  Financial  Statements                          4-13


SUPPLEMENTAL  SCHEDULES  AS  OF  AND  FOR  THE
   YEAR  ENDED  DECEMBER  31,  1997:

     Assets  Held  for  Investment  Purposes                   14

     Reportable  Transactions                                  15


EXHIBIT  24  -  INDEPENDENT  AUDITORS'  CONSENT                16




INDEPENDENT  AUDITORS'  REPORT


Plan  Administrator  and  Plan  Participants
The  Dial  Corporation  Capital  Accumulation  Plan
Phoenix,  Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation Capital Accumulation Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the year ended December 31, 1997 and for the period July 31, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 and for the period July 31, 1996 (date of inception) to December 31,1996 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1997 on pages 14 and 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\  Deloitte  &  Touch  LLP
Deloitte  &  Touche  LLP

Phoenix,  Arizona
June  12,  1998



THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1997  AND  1996



ASSETS . . . . . . . . . . . . . . . . . . . . . .      1997         1996

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
     Vanguard Windsor Fund . . . . . . . . . . . .  $25,067,831  $19,939,224
     T. Rowe Price Custom Investment Contract Fund    9,090,961    9,733,707
     T. Rowe Price Prime Reserve Fund. . . . . . .    1,547,185    1,832,141
     T. Rowe Price Equity Index Fund . . . . . . .    2,580,309    2,158,424
     T. Rowe Price Spectrum Growth Fund. . . . . .    2,250,574    1,495,598
     Vanguard Bond Index Fund. . . . . . . . . . .      296,454      338,877
     T. Rowe Price Retirement Strategy Fund. . . .      745,747      492,314
     T. Rowe Price Spectrum Income Fund. . . . . .      407,570      416,433
  Common stock:
     The Dial Corporation Common Stock Fund. . . .   21,399,592   13,539,322
     FINOVA Group Inc. Common Stock Fund . . . . .    2,831,795    2,018,109
     Viad Corp Common Stock Fund . . . . . . . . .   14,380,844   14,133,071
  Participant notes receivable . . . . . . . . . .      904,185    1,118,207
                                                    -----------  -----------

             Total investments at fair value . . .   81,503,047   67,215,427

DIVIDENDS RECEIVABLE . . . . . . . . . . . . . . .      150,616      153,041

CONTRIBUTIONS RECEIVABLE . . . . . . . . . . . . .      279,980        4,776

CASH . . . . . . . . . . . . . . . . . . . . . . .            -       29,867
                                                    -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS. . . . . . . . .  $81,933,643  $67,403,111
                                                    ===========  ===========


See  notes  to  financial  statements.


THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

STATEMENT  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
YEAR  ENDED  DECEMBER  31,  1997  AND  PERIOD  JULY 31, 1996 (DATE OF INCEPTION)
TO  DECEMBER  31,  1996
-----------------------



                                                       1997         1996

ADDITIONS:
 Contributions:
    Employer. . . . . . . . . . . . . . . . . . .  $ 1,754,534  $   689,659
    Employee pre-tax. . . . . . . . . . . . . . .    4,387,331    1,699,997
    Employee after-tax. . . . . . . . . . . . . .      131,128       26,320
                                                   -----------  -----------

         Total contributions. . . . . . . . . . .    6,272,993    2,415,976
                                                   -----------  -----------

  Investment income:
    Dividends . . . . . . . . . . . . . . . . . .    4,943,305    1,997,875
    Interest. . . . . . . . . . . . . . . . . . .    1,030,000      177,679
    Net appreciation in fair value of investments   10,845,138    3,726,277
                                                   -----------  -----------

        Total investment income . . . . . . . . .   16,818,443    5,901,831
                                                   -----------  -----------

  Transfer of assets. . . . . . . . . . . . . . .            -   62,346,401
                                                   -----------  -----------

        Total additions . . . . . . . . . . . . .   23,091,436   70,664,208
                                                   -----------  -----------

DEDUCTION:
    Benefits paid to participants . . . . . . . .    8,543,584    3,261,097
    Transfer of Assets. . . . . . . . . . . . . .       17,320            -
                                                   -----------  -----------

        Total deductions. . . . . . . . . . . . .    8,560,904    3,261,097
                                                   -----------  -----------

NET INCREASE. . . . . . . . . . . . . . . . . . .   14,530,532   67,403,111

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF PERIOD. . . . . . . . . . . . . . .   67,403,111            -
                                                   -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF PERIOD. . . . . . . . . . . . . . . . . .  $81,933,643  $67,403,111
                                                   ===========  ===========

See notes to financial statements.

THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

NOTES  TO  FINANCIAL  STATEMENTS
YEAR ENDED DECEMBER 31, 1997 AND PERIOD JULY 31, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996
-----------------------

1.          DESCRIPTION  OF  THE  PLAN

     The following brief description of The Dial Corporation Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     On July 25, 1996, the Board of Directors of The Dial Corp (the "Former Parent") declared a dividend (the "Distribution" or the "spin-off") to effect the spin-off of its Consumer Products Business. The dividend was paid on August 15, 1996, to shareholders of record as of August 5, 1996. Each Dial Corp shareholder received a dividend of one share of common stock of The Dial Corporation ("Dial"), which, after the Distribution, owns and operates the Consumer Products Business previously conducted by the Former Parent. Concurrently, with the Distribution, the name of the Former Parent was changed to Viad Corp.

     The Plan was established July 31, 1996, as a result of the spin-off. Employees of Dial and certain of its subsidiaries (the "Company") who are not covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

     The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

     a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1) VANGUARD WINDSOR FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

2) T. ROWE PRICE CUSTOM INVESTMENT CONTRACT FUND - This fund holds investments in a diversified portfolio of Guaranteed Investment Contracts
("GIC") issued by insurance companies and other financial institutions. Contributions to this fund and proceeds from its GIC maturities are invested entirely in T. Rowe Price Stable Value Fund, which invests in a more diversified GIC portfolio. Income is earned based upon a blended interest rate determined by the various investments. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from 4.77% to 8.41% for 1997 and 4.75% to 8.41% for 1996, allowing for a blended rate of return for the fund of 6.64% and 6.41%, for 1997 and 1996, respectively.

3) T. ROWE PRICE PRIME RESERVE FUND - This fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investments.

4) T. ROWE PRICE EQUITY INDEX FUND - This fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested. This fund is closed to additional contributions.

5) T. ROWE PRICE SPECTRUM GROWTH FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

6) VANGUARD BOND INDEX FUND - This fund invests in United States government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments. This fund is closed to additional contributions.

7) T. ROWE PRICE RETIREMENT STRATEGY FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist of investments in both fixed income securities and the common stock of United States and foreign companies. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

8) T. ROWE PRICE SPECTRUM INCOME FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in fixed income securities. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

9) THE DIAL CORPORATION COMMON STOCK FUND - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

10) FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

11) VIAD CORP ("VIAD") COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Transfer of Assets - As a result of the spin-off of the Company, participant accounts in the Dial Companies Capital Accumulation Plan, the Former Parent's 401(k) Plan, were transferred into the Plan September 30, 1996.

d. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

e. Participant Loans and Hardship Withdrawals - The Plan allows participants to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect the first business day of the preceding month for the subsequent quarter. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

f. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

g. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

h. Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Board of Directors. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company. For the periods ended December 31, 1997 and 1996, Plan expenses were paid directly by the Company.

i. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided that any employer contributions due at the termination date have been paid.

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Significant  accounting  policies  are  as  follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.          Payment  of  Benefits  -  Benefits  are  recorded  when  paid.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.          INVESTMENT  IN  T.  ROWE  PRICE  CUSTOM  INVESTMENT  CONTRACT  FUND

     At December 31, 1996, the Plan's investment in the T. Rowe Price Custom Investment Contract Fund included $1,672,947, which represented its portion of the contract value of Guaranteed Insurance Contracts issued by an insurance company whose assets were seized in August of 1994 by insurance regulators for rehabilitation. During the rehabilitation period, this portion of the Plan's investment was not accessible for distributions to participants or transfers to other funds. Distribution of the assets to the participants occurred on April 25, 1997 and May 30, 1997. Total payout consisted of 100% of the participants' contributions plus 20% interest.

4.          NET  ASSETS

The  following  table presents the net assets of the Plan by fund as of December
31,  1997  and  1996.

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1997



                                                         T. ROWE
                                                         PRICE        T. ROWE       T. ROWE      T. ROWE      T. ROWE   T. ROWE
                                                         CUSTOM       PRICE         PRICE        PRICE        VANGUARD  PRICE
                                            VANGUARD     INVESTMENT   PRIME         EQUITY       SPECTRUM     BOND      RETIREMENT
                                            WINDSOR      CONTRACT     RESERVE       INDEX        GROWTH       INDEX     STRATEGY
                                            FUND         FUND         FUND          FUND         FUND         FUND      FUND

ASSETS

Investments at fair value:
  Shares of registered
   Investment companies:
    Vanguard Windsor Fund. . . . . . . . .  $25,067,831
    T. Rowe Price Custom Investment
      Contract Fund. . . . . . . . . . . .               $ 9,090,961
    T. Rowe Price Prime Reserve Fund . . .                            $ 1,547,185
    T. Rowe Price Equity Index Fund. . . .                                          $ 2,580,309
    T. Rowe Price Spectrum Growth Fund . .                                                       $2,250,574
    Vanguard Bond Index Fund . . . . . . .                                                                    $296,454
    T. Rowe Price Retirement Strategy Fund                                                                              $745,747
    T. Rowe Price Spectrum Income Fund
    Common Stock
     The Dial Corporation
     FINOVA Group Inc.
     Viad Corp
    Participant Notes Receivable
    Dividends Receivable
    Contributions Receivable                     58,744       16,076        7,459                    14,614                3,567
                                            -----------  -----------  ------------  ----------   ----------   --------  --------

NET ASSETS AVAILABLE
   FOR BENEFITS                             $25,126,575  $ 9,107,037   $1,554,644   $2,580,309   $2,265,188   $296,454  $749,314
                                            ===========  ===========   ==========   ==========   ==========   ========  ========




                                            T. ROWE      THE DIAL
                                            PRICE        CORPORATION  FINOVA        VIAD
                                            SPECTRUM     COMMON       GROUP, INC.   CORP         PARTICIPANT
                                            INCOME       STOCK        COMMON        COMMON       NOTES
                                            FUND         FUND         STOCK FUND    STOCK FUND   RECEIVABLE       TOTAL

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor Fund                                                                                     $25,067,831
    T. Rowe Price Custom Investment
      Contract Fund                                                                                             9,090,961
    T. Rowe Price Prime Reserve Fund                                                                            1,547,185
    T. Rowe Price Equity Index Fund                                                                             2,580,309
    T. Rowe Price Spectrum Growth Fund                                                                          2,250,574
    Vanguard Bond Index Fund                                                                                      296,454
    T. Rowe Retirement Strategy Fund                                                                              745,747
    T. Rowe Price Spectrum Income Fund . .  $407,570                                                              407,570
  Common Stock:
    The Dial Corporation . . . . . . . . .               $21,399,592                                           21,399,592
    FINOVA Group Inc.. . . . . . . . . . .                            $2,831,795                                2,831,795
    Viad Corp. . . . . . . . . . . . . . .                                          $14,380,844                14,380,844
  Participant notes receivable . . . . . .                                                       $904,185         904,185
Dividends receivable . . . . . . . . . . .                    82,347       8,017         60,252                   150,616
Contributions receivable . . . . . . . . .     3,700         175,820                                              279,980
                                            --------     -----------  ----------    -----------  --------     -----------
NET ASSETS AVAILABLE                        $411,270     $21,657,759  $2,839,812    $14,441,096  $904,185     $81,933,643
  FOR BENEFITS . . . . . . . . . . . . . .  ========     ===========  ==========    ===========  ========     ===========








STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1996



                                                         T. ROWE
                                                         PRICE        T. ROWE     T. ROWE     T. ROWE               T. ROWE
                                                         CUSTOM       PRICE       PRICE       PRICE       VANGUARD  PRICE
                                            VANGUARD     INVESTMENT   PRIME       EQUITY      SPECTRUM    BOND      RETIREMENT
                                            WINDSOR      CONTRACT     RESERVE     INDEX       GROWTH      INDEX     STRATEGY
                                            FUND         FUND         FUND        FUND        FUND        FUND      FUND

ASSETS

Investments at fair value:
 Shares of registered
   Investment companies:
    Vanguard Windsor Fund. . . . . . . . .  $19,939,224
    T. Rowe Price Custom Investment
      Contract Fund. . . . . . . . . . . .               $9,733,707
    T. Rowe Price Prime Reserve Fund . . .                            $1,832,141
    T. Rowe Price Equity Index Fund. . . .                                        $2,158,424
    T. Rowe Price Spectrum Growth Fund . .                                                    $1,495,598
    Vanguard Bond Index Fund . . . . . . .                                                                $338,877
    T. Rowe Price Retirement Strategy Fund                                                                          $492,314
    T. Rowe Price Spectrum Income Fund . .
Common Stock:
    The Dial Corporation . . . . . . . . .
    FINOVA Group Inc.. . . . . . . . . . .
    Viad Corp. . . . . . . . . . . . . . .
  Participant notes receivable . . . . . .
Dividends receivable . . . . . . . . . . .
Contributions receivable . . . . . . . . .          811         796          189                     265                 117
Cash . . . . . . . . . . . . . . . . . . .
                                            -----------  ----------   ----------  ----------  ----------  --------  --------

NET ASSETS AVAILABLE
  FOR BENEFITS . . . . . . . . . . . . . .  $19,940,035  $9,734,503   $1,832,330  $2,158,424  $1,495,863  $338,877  $492,431
                                            ===========  ===========  ==========  ==========  ==========  ========  ========




                                            T. ROWE       THE DIAL
                                            PRICE         CORPORATION  FINOVA       VIAD
                                            SPECTRUM      COMMON       GROUP INC.   CORP         PARTICIPANT
                                            INCOME        STOCK        COMMON       COMMON       NOTES
                                            FUND          FUND         STOCK FUND   STOCK FUND   RECEIVABLE  OTHER    TOTAL

ASSETS

Investments at fair value:
 Shares of registered
   Investment companies:
    Vanguard Windsor Fund                                                                                             $19,939,224
    T. Rowe Price Custom Investment
      Contract Fund                                                                                                     9,733,707
    T. Rowe Price Prime Reserve Fund                                                                                    1,832,141
    T. Rowe Price Equity Index Fund                                                                                     2,158,424
    T. Rowe Price Spectrum Growth Fund                                                                                  1,495,598
    Vanguard Bond Index Fund                                                                                              338,877
    T. Rowe Price Retirement Strategy Fund                                                                                492,314
    T. Rowe Price Spectrum Income Fund      $416,433                                                                      416,433
Common Stock:
    The Dial Corporation                                  $13,539,322                                                  13,539,322
    FINOVA Group Inc.                                                  $2,018,109                                       2,018,109
    Viad Corp                                                                       $14,133,071                        14,133,071
  Participant notes receivable                                                                   $1,118,207             1,118,207
Dividends receivable                                           74,699       7,709        70,633                           153,041
Contributions receivable . . . . . . . . .       109            2,489                                                       4,776
Cash                                                                                                         $29,867       29,867
                                            --------      -----------  ----------   -----------  ----------  -------  -----------

NET ASSETS AVAILABLE
  FOR BENEFITS . . . . . . . . . . . . . .  $416,542      $13,616,510  $2,025,818   $14,203,704  $1,118,207  $29,867  $67,403,111
                                            ========      ===========  ==========   ===========  ==========  =======  ===========


5.          FUND  INFORMATION

Employer contributions, employee pre-tax contributions, employee after-tax contributions, dividend income, interest income, net appreciation (depreciation) in fair value of investments, transfer of assets - additions, and benefits paid to participants are as follows for the year ended December 31, 1997 and the period July 31, 1996 (date of inception) through December 31, 1996:




Employer contributions: . . . . . . . . . . . .      1997         1996
                                                 -----------  ------------
 The Dial Corporation Common Stock Fund . . . .  $ 1,754,534  $   689,659
                                                 ===========  ============

Employee pre-tax contributions:
 T. Rowe Price Custom Investment Contract Fund.  $   518,749  $   227,345
 T. Rowe Price Retirement Strategy Fund . . . .      124,529       43,781
 T. Rowe Price Prime Reserve Fund . . . . . . .      324,353      115,528
 Vanguard Windsor Fund. . . . . . . . . . . . .    1,934,707      675,811
 T. Rowe Price Spectrum Income Fund . . . . . .      109,301       49,024
 T. Rowe Price Spectrum Growth Fund . . . . . .      520,600      224,406
 The Dial Corporation Common Stock Fund . . . .      855,092      364,102
                                                 -----------  ------------
    Total . . . . . . . . . . . . . . . . . . .  $ 4,387,331  $ 1,699,997
                                                 ===========  ============

Employee after-tax contributions:
 T. Rowe Price Custom Investment Contract Fund.  $    13,748  $       209
 T. Rowe Price Retirement Strategy Fund . . . .        1,629          299
 T. Rowe Price Prime Reserve Fund . . . . . . .        2,369          705
 Vanguard Windsor Fund. . . . . . . . . . . . .       59,012        8,597
 T. Rowe Price Spectrum Income Fund . . . . . .        3,386          353
 T. Rowe Price Spectrum Growth Fund . . . . . .       17,394        6,491
 The Dial Corporation Common Stock Fund . . . .       33,590        9,666
                                                 -----------  ------------
    Total . . . . . . . . . . . . . . . . . . .  $   131,128  $    26,320
                                                 ===========  ============

Dividend income:
 Vanguard Bond Index Fund . . . . . . . . . . .  $    20,661  $     5,977
 T. Rowe Price Equity Index Fund. . . . . . . .       58,877       32,463
 Vanguard Windsor Fund. . . . . . . . . . . . .    4,002,265    1,685,090
 T. Rowe Price Spectrum Income Fund . . . . . .       29,467        9,287
 T. Rowe Price Spectrum Growth Fund . . . . . .      229,854      104,893
 The Dial Corporation Common Stock Fund . . . .      317,232       78,937
 FINOVA Group Inc. Common Stock Fund. . . . . .       30,806        8,005
 Viad Corp Common Stock Fund. . . . . . . . . .      254,143       73,223
                                                 -----------  ------------
    Total . . . . . . . . . . . . . . . . . . .  $ 4,943,305  $ 1,997,875
                                                 ===========  ============





 Interest income:
  T. Rowe Price Custom Investment Contract Fund  $   867,180  $   120,555
  T. Rowe Price Prime Reserve Fund. . . . . . .       86,014       23,544
  Participant Notes Receivable. . . . . . . . .       76,806       33,580
                                                 -----------  ------------
    Total . . . . . . . . . . . . . . . . . . .  $ 1,030,000  $   177,679
                                                 ===========  ============

Net appreciation (depreciation) in fair value
  of investments:
 Vanguard Bond Index Fund . . . . . . . . . . .  $     7,444  $     5,549
 T. Rowe Price Retirement Strategy Fund . . . .      106,604       24,250
 T. Rowe Price Equity Index Fund. . . . . . . .      622,110      142,310
 Vanguard Windsor Fund. . . . . . . . . . . . .      462,865      357,826
 T. Rowe Price Spectrum Income Fund . . . . . .       18,591       (1,442)
 T. Rowe Price Spectrum Growth Fund . . . . . .       66,357      (25,433)
 The Dial Corporation Common Stock Fund . . . .    6,204,337      831,380
 FINOVA Group Inc. Common Stock Fund. . . . . .    1,039,741      138,925
 Viad Corp Common Stock Fund. . . . . . . . . .    2,317,089    2,252,912
                                                 -----------  ------------
    Total . . . . . . . . . . . . . . . . . . .  $10,845,138  $ 3,726,277
                                                 ===========  ============

Transfer of assets - additions:
 Vanguard Bond Index Fund . . . . . . . . . . .               $   366,327
 T. Rowe Price Custom Investment Contract Fund.                 9,772,718
 T. Rowe Price Retirement Strategy Fund . . . .                   403,576
 T. Rowe Price Prime Reserve Fund . . . . . . .                 2,032,518
 T. Rowe Price Equity Index Fund. . . . . . . .                 2,122,996
 Vanguard Windsor Fund. . . . . . . . . . . . .                17,805,318
 T. Rowe Price Spectrum Income Fund . . . . . .                   192,049
 T. Rowe Price Spectrum Growth Fund . . . . . .                 1,137,920
 The Dial Corporation Common Stock Fund . . . .                12,492,228
 FINOVA Group Inc. Common Stock Fund. . . . . .                 1,990,563
 Viad Corp Common Stock Fund. . . . . . . . . .                12,831,436
 Participant Notes Receivable . . . . . . . . .            -    1,198,752
                                                 -----------  ------------
    Total . . . . . . . . . . . . . . . . . . .  $         -  $62,346,401
                                                 ===========  ============


Benefits paid to participants:
 Vanguard Bond Index Fund . . . . . . . . . . .  $    52,642  $     6,613
 T. Rowe Price Custom Investment Contract Fund.    1,202,196      393,067
 T. Rowe Price Retirement Strategy Fund . . . .      125,945        2,070
 T. Rowe Price Prime Reserve Fund . . . . . . .      413,226      242,583
 T. Rowe Price Equity Index Fund. . . . . . . .      217,252      108,552
 Vanguard Windsor Fund. . . . . . . . . . . . .    2,422,127      809,091
 T. Rowe Price Spectrum Income Fund . . . . . .       59,642        6,384
 T. Rowe Price Spectrum Growth Fund . . . . . .      302,218       61,226
 The Dial Corporation Common Stock Fund . . . .    1,837,129      737,945
 FINOVA Group Inc. Common Stock Fund. . . . . .      199,363      111,640
 Viad Corp Common Stock Fund. . . . . . . . . .    1,582,466      760,492
 Participant Notes Receivable . . . . . . . . .      129,378       21,434
                                                 -----------  ------------
    Total . . . . . . . . . . . . . . . . . . .  $ 8,543,584  $ 3,261,097
                                                 ===========  ============



6.          RELATED  PARTY  TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7.          FEDERAL  INCOME  TAX  STATUS

The Plan obtained its determination letter on December 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1997
--------------------------------


ITEM  27A  -  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES



       COLUMN B. . . . . . . . .  COLUMN C                            COLUMN D     COLUMN E
--------------------------------  ----------------------------------  -----------  -----------
                                  DESCRIPTION OF INVESTMENT
    IDENTITY OF ISSUE, . . . . .  INCLUDING COLLATERAL, RATE OF
 BORROWER, LESSOR OR . . . . . .  INTEREST, MATURITY DATE,                         CURRENT
     SIMILAR PARTY . . . . . . .  PAR OR MATURITY VALUE               COST         VALUE
--------------------------------  ----------------------------------  -----------  -----------

Vanguard Windsor Fund. . . . . .  Mutual Fund (1,476,679 shares)      $24,694,163  $25,067,831
T. Rowe Price Custom
  Investment Contract Fund . . .  GIC Fund (9,093,995 shares)           9,093,995    9,090,961
T. Rowe Price Prime
  Reserve Fund . . . . . . . . .  Mutual Fund (1,550,622 shares)        1,550,622    1,547,185
T. Rowe Price Equity
   Index Fund. . . . . . . . . .  Mutual Fund (97,898 shares)           1,879,991    2,580,309
T. Rowe Price Spectrum
   Growth Fund . . . . . . . . .  Mutual Fund (141,279 shares)          2,246,464    2,250,574
Vanguard Bond Index Fund . . . .  Mutual Fund (29,381 shares)             285,407      296,454
T. Rowe Price Retirement
   Strategy Fund . . . . . . . .  Mutual Fund (44,075 shares)             631,191      745,747
T. Rowe Price Spectrum
   Income Fund . . . . . . . . .  Mutual Fund (34,955 shares)             396,127      407,570
The Dial Corporation . . . . . .  Common Stock  (1,028,209 shares)     11,669,068   21,399,592
FINOVA Group, Inc. . . . . . . .  Common Stock (56,992 shares)            847,798    2,831,795
Viad Corp. . . . . . . . . . . .  Common Stock (744,639 shares)         7,514,431   14,380,844
Participant Notes Receivable . .  Participant loans
                                  (Interest at 6% to 11.5%,
                                    maturing from 1998 to 2011)           904,185      904,185
                                                                      -----------  -----------

   Total . . . . . . . . . . . .  Total assets held for investment
                                  purposes . . . . . . . . . .        $61,713,442  $81,503,047
                                                                      ===========  ===========





THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1997



ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

    COLUMN A . . . . . . . . . . . . . . . . .  COLUMN B      COLUMN C     COLUMN D    COLUMN G    COLUMN H     COLUMN I
      IDENTITY . . . . . . . . . . . . . . . .  DESCRIPTION   PURCHASE     SELLING     COST OF     CURRENT
          OF . . . . . . . . . . . . . . . . .  OF            PRICE        PRICE       ASSET       VALUE OF     NET
       PARTY . . . . . . . . . . . . . . . . .  ASSET                                              ASSET ON     GAIN
     INVOLVED. . . . . . . . . . . . . . . . .                                                     TRANSACTION   OR
                                                                                                   DATE         (LOSS)

SINGLE TRANSACTIONS

Vanguard Windsor Fund. . . . . . . . . . . . .  Mutual Fund   $ 3,756,738              $3,756,738  $3,756,738

SERIES OF TRANSACTIONS
Vanguard Windsor Fund. . . . . . . . . . . . .  Mutual Fund     7,810,717               7,810,717   7,810,717

Vanguard Windsor Fund. . . . . . . . . . . . .  Mutual Fund                $3,167,231   2,780,500   3,167,231   $386,731

T. Rowe Price Custom
  Investment Contract
  Fund . . . . . . . . . . . . . . . . . . . .  GIC Fund        1,808,683               1,808,683   1,808,683

T. Rowe Price Custom
  Investment Contract
  Fund . . . . . . . . . . . . . . . . . . . .  GIC Fund                    2,467,295   2,467,295   2,467,295

The Dial Corporation . . . . . . . . . . . . .  Common Stock
                                                Fund            3,815,622               3,815,622   3,815,622

The Dial Corporation . . . . . . . . . . . . .  Common Stock
                                                Fund                        2,159,660   1,431,009   2,159,660    728,651



NOTE:     REPORTABLE TRANSACTIONS ARE THOSE TRANSACTIONS WHICH EITHER SINGULARLY
OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEEDED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE END OF THE PERIOD.